As filed with the Securities and Exchange Commission via EDGAR as of June 16, 2003
Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MRV COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in Its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3577/3674 (Primary Standard Industrial Classification Code Number)	06-1340090 (I.R.S. Employer Identification Number)

20415 Nordhoff Street
Chatsworth, California 91311
(818) 773-9044
(818) 773-0906 (Fax)
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Noam Lotan
President and Chief Executive Officer
20415 Nordhoff Street
Chatsworth, California 91311
(818) 773-9044
(818) 773-0906 (Fax)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Mark A. Klein, Esq.
Kirkpatrick & Lockhart LLP
10100 Santa Monica Blvd. 7th Floor
Los Angeles, CA 90067- 4104
Telephone: (310) 552-5000
Facsimile: (310) 552-5001

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [✓]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

			Proposed Maxi-	Amount of
Title of Each Class of	Amount to Be	Proposed Maximum	mum Aggregate	Registration
Securities to Be Registered	Registered	Price per Unit (1)	Offering Price (1)	Fee(2)

Common stock, $0.0017 par value per share (3)	9,913,794 shs.	$2.285	$22,653,019	$1,833

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices on The Nasdaq National Market on June 11, 2003.

(2)	A registration fee of $28,512 was paid by Optical Access, Inc., the registrant’s wholly-owned subsidiary, on October 6, 2000 in connection with the filing on that date by Optical Access of a registration statement on Form S-1 (file no. 333-47456), which registration statement was withdrawn on November 16, 2001. In accordance with Rule 457(p), registrant, as the owner of more than 50 percent of Optical Access’ outstanding voting securities, claims an offset of the currently due filing fee against that portion of the filing fee paid by Optical Access.

(3)	The shares of common stock being registered hereunder are being registered for resale by the selling stockholders named in the prospectus or a prospectus supplement (the “selling stockholders”) upon conversion of outstanding 5% convertible notes due June 2008 (the “Notes”). In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not yet complete, and we may supplement or amend it in the final version. We have filed a registration statement relating to the securities described in this prospectus with the Securities and Exchange Commission. The selling stockholder may not sell these securities, or accept offers to buy them, until the registration statement becomes effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy them. These securities will not be sold in any state where their offer or sale, or solicitations of offers to buy them, would be unlawful prior to their registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION—DATED JUNE 16, 2003

MRV COMMUNICATIONS, INC.

COMMON STOCK

     The selling stockholder of MRV Communications, Inc. and its transferees, pledgees, donees, or other successors in interest listed and described in the section of this prospectus called “Selling Stockholders” are offering and selling up to 9,913,914 shares of our common stock. These shares are issuable to the selling stockholders upon their conversion of our outstanding 5% convertible notes due June 4, 2008.

     The selling stockholders may offer their shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling stockholders may offer their MRV common stock, please see the section of this prospectus called “Plan of Distribution.” We will not receive any proceeds from the sales of shares by the selling stockholders. Our common stock is quoted on the Nasdaq National Market under the symbol “MRVC.” On June 13, 2003, the closing price of our common stock on the Nasdaq National Market was $2.53 per share.

     Your purchase of the common stock involves a high degree of risk. See “Risk Factors” beginning at page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the MRV shares offered or sold under this prospectus, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2003.

ABOUT MRV
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
PRICE RANGE OF COMMON STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
EXHIBIT 4.3
EXHIBIT 5.1
EXHIBIT 23.1
EXHIBIT 23.2

About MRV	2
Special Note on Forward-Looking Statements	4
Risk Factors	4
Use of Proceeds	22
Dividend Policy	22
Price Range of Common Stock	23
Selling Stockholders	24
Plan of Distribution	25
Legal Matters	27
Experts	27
Where You Can Find More Information	27
Information Incorporated by Reference	28

ABOUT MRV

     We design, manufacture, sell, distribute, integrate and support network infrastructure equipment and services, and optical components. We conduct our business along three principal segments: the networking group, the optical components group and development stage enterprises. Our networking group provides equipment used by commercial customers, governments and telecommunications service providers, and include switches, routers, network physical infrastructure equipment and remote device management equipment as well as specialized networking products for defense and aerospace applications. Our optical components group designs, manufactures and sells optical communications components. These components include fiber optic transceivers, discrete lasers and LEDs, as well as components for Fiber-to-the-Home applications.

     We market and sell our products worldwide, through a variety of channels, which include a dedicated direct sales force, manufacturers’ representatives, value-added-resellers, distributors and systems integrators. In addition, we have operations in France, Italy, Switzerland and Sweden that provide network system design, integration and distribution services that include our products, as well as products manufactured by third-party vendors. Such specialization enhances access to customers and allows us to penetrate targeted vertical and regional markets.

     We were organized in July 1988 as MRV Technologies, Inc., a California corporation and reincorporated in Delaware in April 1992, at which time we changed our name to MRV Communications, Inc. Our principal executive offices are located at 20415 Nordhoff Street, Chatsworth, California 91311 and our telephone number is (818) 773-0900.

Recent Developments

     On June 4, 2003, we completed the sale of $23 million principal amount of five-year 5% convertible notes, or the Notes, to Deutsche Bank AG, London Branch in a private placement pursuant to Regulation D under the Securities Act of 1933. The Notes were issued pursuant to a Securities Purchase Agreement dated as of June 1, 2003, between Deutsche Bank AG and us. The Notes have an annual interest rate of 5% and are convertible into our common stock at a conversion price of $2.32 per share. We plan to use the net proceeds from the sale of the Notes for general corporate purposes and working capital. Under a Registration Rights Agreement dated as of June 1, 2003, we have agreed to register for resale the shares of our common stock issuable upon conversion of the Notes.

     Pursuant to that Registration Rights Agreement, we have filed with the Securities Exchange Commission, a registration statement, of which this prospectus is a part, to register for resale by the holders of the Notes, the 9,913,914 shares of our common stock issuable upon conversion of the Notes. We will not receive any proceeds from the sale of our shares by the selling stockholders. However, because the holders of the Notes will need to convert the Notes in order to sell the underlying shares of common stock, our principal indebtedness on the Notes to the selling stockholders will be reduced by the amount of $2.32 per share for each share of our common stock obtained by the selling stockholders upon conversion.

     On June 15, 2003, the balance of our outstanding 5% convertible subordinated notes that we issued in 1998 matured. Between April 1, 2003 and May 16, 2003, we issued an aggregate of 4.2 million shares of our common stock in exchange for $5.9 million principal amount of these notes, leaving a balance of approximately $26 million principal amount of these notes outstanding at maturity. We repaid them in full in cash as of June 15, 2003.

     The following table sets forth selected information illustrating the effects of our receipt of the estimated net proceeds from our sale of the $23 million principal amount of Notes in June 2003 and our repayment in cash (and retirement by exchange of our common stock) since March 31, 2003 of our outstanding 5% convertible subordinated notes that we issued in 1998 from our balance sheet at March 31, 2003 on an actual basis (“Actual”) and on pro forma basis (“Pro forma”). The table also provides a reconciliation (“Adjustments”) to show the adjustments made to our actual balance sheet to the pro forma balance sheet at March 31, 2003. The table should be read with our consolidated financial statements and notes thereto appearing in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and our Annual Report on Form 10-K for the year ended December 31, 2002, which reports have been incorporated into this prospectus by reference.

	As of March 31, 2003

	Actual	Adjustments		Pro forma

	(in thousands)
Cash (1)	$104,099	$(3,756	)(2)	$100,343
Working capital	82,077	28,848	(3)	110,925
Short-term debt (4)	37,441	(31,893	)(5)	5,548
Long-term debt, less current portion (6)	330	23,000	(7)	23,330
Shareholders equity	143,102	5,898	(8)	149,000

(1)	Consists of cash, cash equivalents, short-term and long-term marketable securities and time deposits.

(2)	The pro forma adjustment represents the satisfaction of the balance of the principal and interest on our out-standing 5% convertible subordinated notes that we issued in 1998 totaling approximately $26.7 million, offset by gross proceeds from our sale of $23 million principal amount of Notes in June 2003.

(3)	The pro forma adjustment represents the effect of the decrease in cash totaling $3.8 million and a decrease in short-term debt and accrued interest totaling $32.6 million as discussed in note (1) above.

(4)	Consists of the current maturities of our long-term debt, short-term obligations and the outstanding balance at March 31, 2003 of our 5% convertible subordinated notes that we issued in 1998.

(5)	The pro forma adjustment represents the satisfaction of our outstanding 5% convertible subordinated notes due on June 15, 2003. Our short-term obligations of $31.9 million at March 31, 2003 were reduced by the issuance of 4.2 million shares of our common stock in exchange for $5.9 million principal amount of our 5% convertible subordinated notes, with the remaining $26 million satisfied through our use of cash on-hand.

(6)	Consists of our long-term debt, net of the current maturities, plus, in the case of the pro forma column, the $23 million principal amount of five-year convertible notes we sold on June 4, 2003.

(7)	The pro forma adjustment represents the incurrence of our obligation from the $23 million principal amount of Notes we sold in June 2003.

(8)	The pro forma adjustment reflects our issuance of 4.2 million shares of common stock in exchange for $5.9 million principal amount of our 5% convertible subordinated notes that we issued in 1998. These transactions generated a loss on the exchange of the 5% convertible subordinated notes totaling $5.6 million, which we will include in our results of operations for the three and six months ended June 30, 2003.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This prospectus and the documents and information incorporated by reference in this prospectus, such as from Item 1. “Business” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2002, include “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning our possible or assumed future operating results, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, the effects of competition, our ability to produce new products in a cost-effective manner and estimates relating to our industry. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

     Actual results may differ materially from those expressed or implied by forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the heading “Risk Factors.” In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, you should be aware that the forward-looking events described in this prospectus and the documents incorporated by reference in this prospectus may not occur.

RISK FACTORS

     Investment in shares of MRV common stock involves a high degree of risk. Set forth below and elsewhere in this prospectus are risks and uncertainties that could cause MRV’s actual results to differ materially from the results contemplated by the forward-looking statements contained in this prospectus and in public statements and press releases we make from time to time.

We Incurred Net Losses For The Three Months Ended March 31, 2003 and 2002 And For The Years Ended December 31, 2002, 2001 And 2000, Primarily As A Result Of The Impairment And Amortization Of Goodwill And Other Intangibles And Deferred Stock Expense From Recent Acquisitions. We Expect To Continue To Incur Net Losses For The Foreseeable Future.

     We reported net losses of $6.4 million and $326.4 million for the three months ended March 31, 2003 and 2002, respectively, and $479.8 million, $326.4 million and $153.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. A major contributing factor to the net losses was the cumulative effect of an accounting change and the impairment of goodwill and other intangibles in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, the amortization of goodwill and intangibles and deferred stock expense related to our acquisitions during 2000 of Fiber Optic Communications, Jolt, Quantum Optech, AstroTerra and Optronics International and the employment arrangements we made in 2000 with the former President and the former Chief Financial Officer of Luminent. We will continue to record deferred stock expense relating to these acquisitions through 2004. Effective January 1, 2002, we adopted SFAS No. 142, and we no longer amortize goodwill and intangibles with indefinite lives, but instead we measure goodwill and intangibles for impairment at least annually, or when events indicate that impairment exists. We will continue to amortize intangible assets that we determine to have definite lives over their useful lives. As required by SFAS No. 142, we performed the transitional impairment test on goodwill and other intangibles, which consisted of patents and assembled work forces. As a result of the transitional impairment test, we recorded a $296.4 million cumulative effect of an accounting change during 2002. In addition to the transitional impairment test, we reviewed our remaining goodwill and other intangibles as required annually pursuant to SFAS No. 142. As a result of the annual review, we further reduced the carrying amount of goodwill and other intangibles by recording an impairment charge of $72.7 million during 2002. We will continue to perform our annual impairment review as of October 1st of each year. We expect to record impairment charges in the future from time to time as a result of this standard. As a consequence of the current economic environment and potential impairment charges, we do not expect to report net income in the foreseeable future.

Our Business Has Been Adversely Impacted By The Worldwide Economic Slowdown And Related Uncertainties.

     Weaker economic conditions worldwide, particularly in the U.S. and Europe, have contributed to the current technology industry slowdown and impacted our business resulting in:

•	reduced demand for our products, particularly fiber optic components;

•	increased risk of excess and obsolete inventories;

•	increased price competition for our products;

•	excess manufacturing capacity under current market conditions; and

•	higher overhead costs, as a percentage of revenues.

     These unfavorable economic conditions and reduced capital spending in the telecommunications industry detrimentally affected sales to service providers, network equipment companies, e-commerce and Internet businesses, and the manufacturing industry in the United States, during 2001 and 2002 and may affect them for 2003 and thereafter. Announcements by industry participants and observers indicate there is a continuing slowdown in industry spending and participants are seeking to reduce existing inventories and we are experiencing these reductions in our business. As a result of these factors, we recorded, during the year ended December 31, 2001, consolidated charges from our subsidiary, Luminent, which included the write-off of inventory, purchase commitments, asset impairment, workforce reduction, restructuring costs and other unusual items. The aggregate charges recorded during the year ended December 31, 2001 were $49.5 million. We did not record similar charges during the year ended December 31, 2002. These charges were the result of the lower demand for Luminent’s products and pricing pressures stemming from the continuing downturn in the communications equipment industry generally and the optical components sector in particular.

     Additionally, these economic conditions are making it very difficult for us, our customers and our vendors to forecast and plan future business activities. This level of uncertainty severely challenges our ability to operate profitably or to grow our businesses. In particular, it is difficult to develop and implement strategy, sustainable business models and efficient operations, and effectively manage manufacturing and supply chain relationships. We believe that a decrease in business and consumer confidence in the economy and the financial markets will result from current political tensions or the war with Iraq. Concerns over accounting practices of service providers and faltering growth prospects among equipment manufactures could delay the economic recovery in the telecommunications industry beyond 2003. In addition, further disruptions of the air transport system such as those resulting from the terrorist attacks of September 11, 2001 in the United States and abroad may negatively impact our ability to deliver products to customers, to visit potential customers, to provide support and service to our existing customers and to obtain components in a timely fashion. If the economic or market conditions continue to languish or further deteriorate, or if the economic downturn is exacerbated as a result of political, economic or military conditions associated with current domestic and world events, our businesses, financial condition and results of operations could be further impaired.

Some Of Our Customers May Not Have The Resources To Pay For Our Products As A Result Of The Current Economic Environment

     With the current economic slowdown, some of our customers are forecasting that their revenue for the foreseeable future will generally be lower than originally anticipated. Some of these customers are experiencing, or are likely to experience, serious cash flow problems and, as a result, find it increasingly difficult to obtain financing, if at all. If some of these customers are not successful in generating sufficient revenue or securing alternate financing arrangements, they may not be able to pay, or may delay payment for, the amounts that they owe us. Furthermore, they may not order as many products from us as originally forecast, or cancel orders with us entirely. The inability of some of our potential customers to pay us for our products may adversely affect our cash flow, the timing of our revenue recognition and the amount of revenue, which may cause our stock price to decline.

Our Markets Are Subject To Rapid Technological Change, And To Compete Effectively, We Must Continually Introduce New Products That Achieve Market Acceptance.

     The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We expect that new technologies will emerge as competition and the need for higher and more cost effective transmission capacity, or bandwidth, increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. We have in the past experienced delays in product development and these delays may occur in the future. Therefore, to the extent customers defer or cancel orders in the expectation of a new product release or there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations;

•	difficulties with contract manufacturers;

•	changing market or competitive product requirements; and

•	unanticipated engineering complexities.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. In order to compete, we must be able to deliver products to customers that are highly reliable, operate with its existing equipment, lower the customer’s costs of acquisition, installation and maintenance, and provide an overall cost-effective solution. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may not gain market acceptance or we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond effectively to technological changes would significantly harm our business.

Defects In Our Products Resulting From Their Complexity Or Otherwise Could Hurt Our Financial Performance.

     Complex products, such as those we offer, may contain undetected software or hardware errors when we first introduce them or when we release new versions. The occurrence of these errors in the future, and our inability to correct these errors quickly or at all, could result in the delay or loss of market acceptance of our products. It could also result in material warranty expense, diversion of engineering and other resources from our product development efforts and the loss of credibility with, and legal actions by, our customers, system integrators and end users. For instance, during late 2000, we were informed that certain Luminent transceivers sold to Cisco were experiencing field failures. Through discussions with Cisco through September 2001, Luminent’s management agreed to replace the failed units, which we believe resolves this issue. We expect the ultimate replacement of these failed transceivers will cost approximately $3.6 million, which has been fully reserved. As of March 31, 2003, we had a remaining obligation to replace approximately $2.9 million additional transceivers. Any of these or other eventualities resulting from defects in our products could cause our sales to decline and have a material adverse effect on our business, operating results and financial condition.

We Face Risks In Reselling The Products Of Other Companies.

     We have recently begun to distribute the products of other companies. To the extent we succeed in reselling the products of these companies, or products of other vendors with which we may enter into similar arrangements, we may be required by customers to assume warranty and service obligations. While these suppliers have agreed to support us with respect to those obligations, if they should be unable, for any reason, to provide the required support, we may have to expend our own resources on doing so. This risk is amplified by the fact that the equipment has been designed and manufactured by others, and is thus subject to warranty claims whose magnitude we are currently unable to fully evaluate.

Our Operating Results Could Fluctuate Significantly From Quarter To Quarter.

     Our operating results for a particular quarter are extremely difficult to predict. Our revenue and operating results could fluctuate substantially from quarter to quarter and from year to year. This could result from any one or a combination of factors such as:

•	the cancellation or postponement of orders;

•	the timing and amount of significant orders from our largest customers;

•	our success in developing, introducing and shipping product enhancements and new products;

•	the mix of products we sell;

•	software, hardware or other errors in the products we sell requiring replacements or increased warranty reserves;

•	adverse effects to our financial statements resulting from, or necessitated by, past and future acquisitions or deferred stock expense;

•	our periodic reviews of goodwill and other intangibles that lead to impairment charges;

•	new product introductions by our competitors;

•	pricing actions by our competitors or us;

•	the timing of delivery and availability of components from suppliers;

•	political stability in the areas of the world we operate in;

•	changes in material costs; and

•	general economic conditions.

     Moreover, the volume and timing of orders we receive during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below these forecasts or if customers do not control inventories effectively, they may cancel or reschedule shipments previously ordered from us. Our expense levels during any particular period are based, in part, on expectations of future sales. If sales in a particular quarter do not meet expectations, our operating results could be materially adversely affected.

     Our success is dependent, in part, on the overall growth rate of the fiber optic components and networking industry. The Internet or the industries that serve it may not continue to grow and even if it does, we may not achieve increased growth. Our business, operating results or financial condition may be adversely affected by any decreases in industry growth rates. In addition, we can give no assurance that our results in any particular period will fall within the ranges for growth forecast by market researchers.

     Because of these and other factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations may be below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common stock to decline. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline.

Cost Containment And Expense Reductions Are Critical To Achieving Positive Cash Flow From Operations And Profitability

     We are continuing efforts to reduce our expense structure. We believe strict cost containment and expense reductions are essential to achieving positive cash flow from operations in future quarters and returning to profitability, especially since the outlook for future quarters is subject to numerous challenges. Additional measures to contain costs and reduce expenses may be undertaken if revenues and market conditions do not improve. A number of factors could preclude us from successfully bringing costs and expenses in line with our revenues, such as our inability to accurately forecast business activities and further deterioration of our revenues. If we are not able to reduce our costs effectively and achieve an expense structure commensurate with our business activities and revenues, we may have inadequate levels of cash for operations or for capital requirements, which could significantly harm our ability to operate the business.

The Long Sales Cycles For Our Products May Cause Revenues And Operating Results To Vary From Quarter To Quarter, Which Could Cause Volatility In Our Stock Price.

     The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of, depending on the products, many months or more. In addition, some of our customers require that our products be subjected to lifetime and reliability testing, which also can take months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Even after acceptance of orders, our customers often change the scheduled delivery dates of their orders. Because of the evolving nature of the optical networking and network infrastructure markets, we cannot predict the length of these sales, development or delivery cycles. As a result, these long sales cycles may cause our net sales and operating results to vary significantly and unexpectedly from quarter-to-quarter, which could cause volatility in our stock price.

The Prices Of Our Shares May Continue To Be Highly Volatile.

     Historically, the market price of our shares has been extremely volatile. The market price of our common stock is likely to continue to be highly volatile and could be significantly affected by factors such as:

•	actual or anticipated fluctuations in our operating results;

•	announcements of technological innovations or new product introductions by us or our competitors;

•	changes of estimates of our future operating results by securities analysts;

•	developments with respect to patents, copyrights or proprietary rights; and

•	general market conditions and other factors.

In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices for shares of the common stocks of technology companies in particular, and that have been unrelated to the operating performance of these companies. These factors, as well as general economic and political conditions, may materially adversely affect the market price of our common stock in the future. Similarly, the failure by our competitors or customers to meet or exceed the results expected by their analysts or investors could have a ripple effect on us and cause our stock price to decline. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

Our Notes Provide For Various Events Of Default That Would Entitle The Holders To Require Us To Immediately Repay The Outstanding Principal Amount, Plus Accrued And Unpaid Interest, In Cash.

     On June 4, 2003, we completed the sale of $23 million principal amount of Notes to Deutsche Bank AG, London Branch in a private placement pursuant to Regulation D under the Securities Act of 1933. We will be considered in default of the Notes if any of the following events, among others, occurs:

•	our default in payment of any principal amount of, interest on or other amount due under the Notes when and as due;

•	the effectiveness of the registration statement, of which this prospectus is a part, lapses for any reason or is unavailable to the holder of the Notes for resale of all of the shares issuable upon conversion, other than during allowable grace periods, for a period of five consecutive trading days or for more than an aggregate of 10 trading days in any 365-day period;

•	the suspension from trading or failure of our common stock to be listed on the Nasdaq Stock Market for a period of five (5) consecutive trading days or for more than an aggregate of ten (10) trading days in any 365-day period;

•	we or our transfer agent notify any holder of our intention not to issue shares of our common stock to the holder upon receipt of any conversion notice delivered in respect of a Note by the holder;

•	we fail to deliver shares of our common stock to the holder within 12 business days of the conversion date specified in any conversion notice delivered in respect of a Note by the holder;

•	we breach any material representation, warranty, covenant or other term or condition of the Securities Purchase Agreement, the Registration Rights Agreement, or the Notes and the breach, if curable, is not cured by us within 10 days;

•	failure by us for 10 days after notice to comply with any other provision of the Notes in all material respects, which include abiding by our covenants not to

•	incur any form of unsecured indebtedness in excess of $17 million, plus obligations arising from the sale of receivables with recourse through our foreign offices, in the ordinary course of business and consistent with past practices;

•	repurchase our common stock for an aggregate amount in excess of $5,000,000; pursuant to a stock purchase program that was approved by our Board of Directors and publicly announced on June 13, 2002; or

•	declare or pay any dividend on any of our capital stock, other than dividends of common stock with respect to our common stock;

•	we breach provisions of the Notes prohibiting us from either issuing

•	our common stock or securities that are convertible into or exchangeable or exercisable for shares of our common at a per share price less than the conversion price per share of the Notes then in effect, except in certain limited cases; or

•	securities that are convertible into or exchangeable or exercisable for shares of our common stock at a price that varies or may vary with the market price of our common stock;

•	we breach any of our obligations under any other debt or credit agreements involving an amount exceeding $3,000,000; or

•	we become bankrupt or insolvent.

     If an event of default occurs, any holder of the Notes can elect to require us to pay the outstanding principal amount, together with all accrued and unpaid interest.

     Some of the events of default include matters over which we may have some, little or no control. If a default occurs and we do not pay the amounts payable under the Notes in cash (including any interest on such amounts and any applicable default interest under the Notes), the holders of the Notes may protect and enforce their rights or remedies either by suit in equity or by action at law, or both, whether for the specific performance of any covenant, agreement or other provision contained in the Notes. Any default under the Notes could have a material adverse effect on our business, operating results and financial condition or on the market price of our common stock.

In The Event Of A Change Of Control, Holders Of The Notes Have The Option To Require Immediately Repayment Of The Notes At A Premium And This Right Could Prevent A Takeover Otherwise Favored By Stockholders.

     In the event of our “Change of Control,” which essentially means someone acquiring or merging with us, each holder of Notes has the right to require us to redeem the Notes in whole or in part at a redemption price of 105% of the principal amount of the Notes, plus accrued and unpaid interest or if the amount is greater, an amount equal to the number of shares issuable upon conversion of the Notes based on the conversion price at the date the holder gives us notice of redemption, multiplied by the average of the weighted average prices of our common stock during the five days immediately proceeding that date. If a Change of Control were to occur, we might not have the financial resources or be able to arrange financing on acceptable terms to pay the redemption price for all the Notes as to which the purchase right is exercised. Further, the existence of this right in favor of the holders may discourage or prevent someone from acquiring or merging with us.

Sales Of Substantial Amounts Of Our Shares By The Selling Stockholders Could Cause The Market Price Of Our Shares To Decline.

     The selling stockholders are offering for resale under this prospectus up to 9,913,914 shares of our common stock issuable upon conversion of the Notes. This represents approximately 9.5% of the outstanding shares of our common stock on June 3, 2003 (or 8.7% of the outstanding shares of our common stock on that date if pro forma effect were given to the full conversion of the Notes). Sales of substantial amounts of these shares at any one time or from time to time, or even the availability of these shares for sale, could adversely effect the market price of our shares.

Our Stock Price Might Suffer As A Consequence Of Our Investments In Affiliates.

     We have created several start-up companies and formed independent business units in the optical technology and Internet infrastructure areas. We account for these investments in affiliates according to the equity or cost methods as required by accounting principles generally accepted in the United States. The market value of these investments may vary materially from the amounts shown as a result of business events specific to these entities or their competitors or market conditions. Actual or perceived changes in the market value of these investments could have a material impact on our share price and in addition could contribute significantly to volatility of our share price.

Our Business Is Intensely Competitive And The Evident Trend Of Consolidations In Our Industry Could Make It More So.

     The markets for fiber optic components and networking products are intensely competitive and subject to frequent product introductions with improved price/performance characteristics, rapid technological change and the continual emergence of new industry standards. We compete and will compete with numerous types of companies including companies that have been established for many years and have considerably greater financial, marketing, technical, human and other resources, as well as greater name recognition and a larger installed customer base, than we do. This may give these competitors certain advantages, including the ability to negotiate lower prices on raw materials and components than those available to us. In addition, many of our large competitors offer customers broader product lines, which provide more comprehensive solutions than our current offerings. We expect that other companies will also enter markets in which we compete. Increased competition could result in significant price competition, reduced profit margins or loss of market share. We can give no assurance that we will be able to compete successfully with existing or future competitors or that the competitive pressures we face will not materially and adversely affect our business, operating results and financial condition. In particular, we expect that prices on many of our products will continue to decrease in the future and that the pace and magnitude of these price decreases may have an adverse impact on our results of operations or financial condition.

     There has been a trend toward industry consolidation for several years. We expect this trend toward industry consolidation to continue as companies attempt to strengthen or hold their market positions in an evolving industry. We believe that industry consolidation may provide stronger competitors that are better able to compete. This could have a material adverse effect on our business, operating results and financial condition.

We May Have Difficulty Managing Our Businesses.

     We must continually implement new and enhance existing financial and management information systems and controls and must add and train personnel to operate these systems effectively. Our delay or failure to implement new and enhance existing systems and controls as needed could have a material adverse effect on our results of operations and financial condition in the future. Should we continue to pursue a growth strategy, such a strategy can be expected to place even greater pressure on our existing personnel and compound the need for increased personnel, expanded information systems, and additional financial and administrative control procedures. We can give no assurance that we will be able to successfully manage operations if they continue to expand.

Adjustments To The Size Of Our Operations May Require Us To Incur Unanticipated Costs.

     Prior to 2001, we experienced growth and expansion that placed, and may in the future place, a significant strain on our resources. Subsequent to the quarter ended March 31, 2001, we have incurred unanticipated costs to downsize our operations to a level consistent with downward forecasts in sales. Even if we manage the current period of instability effectively, as well as possible expansion in the future, we may make mistakes in restructuring or operating our business such as inaccurate sales forecasting or incorrect material planning. Any of these mistakes may lead to unanticipated fluctuations in our operating results. We may not be able to size our operations in accordance with growth or decline of our business in the future.

Economic Conditions May Require Us To Reduce The Size Of Our Business Further.

     In 2002, we undertook significant reductions in force, some of which were accompanied by dispositions of assets, as part of our effort to reduce the size of our operations to better match the reduced sales of our products and services. Weakness in the global economy generally and the fiber optics and telecommunications equipment markets in particular continue to affect our business substantially. We may be required to undertake further reductions in force. Any such steps would likely result in significant charges from write-downs or write-offs of assets, costs of lease terminations, and expenses resulting from the termination of personnel.

We Face Risks From Our International Operations.

     International sales have become an increasingly important part of our operations. The following table sets forth the percentage of our total revenues from sales to customers in foreign countries for the three months ended March 31, 2003 and 2002 and for each of the years in the three-years ended December 31, 2002:

	Three Months Ended		For The Years Ended

	Mar. 31,	Mar. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2002	2002	2001	2000

Percentage of total revenue from foreign sales	75%	71%	74%	67%	63%

     We have offices in, and conduct a significant portion of our operations in and from Israel. Similarly, some of our development stage enterprises are located in Israel. We are, therefore, directly influenced by the political and economic conditions affecting Israel. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a substantial downturn in the economic or financial condition of Israel could have a material adverse effect on our operations. Luminent has a minority interest in a large manufacturing facility in the People’s Republic of China in which it manufactures passive fiber optic components and both Luminent and we make sales of our products in the People’s Republic of China. Our total sales in the People’s Republic of China amounted to approximately $18.2 million, $10.4 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. The political tension between Taiwan and the People’s Republic of China that continues to exist, could eventually lead to hostilities. Risks we face due to international sales and the use of overseas manufacturing include:

•	greater difficulty in accounts receivable collection and longer collection periods;

•	the impact of recessions in economies outside the United States;

•	unexpected changes in regulatory requirements;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe or in the winter months in Asia when the Chinese New Year is celebrated;

•	certification requirements;

•	potentially adverse tax consequences;

•	unanticipated cost increases;

•	unavailability or late delivery of equipment;

•	trade restrictions;

•	limited protection of intellectual property rights;

•	unforeseen environmental or engineering problems; and

•	personnel recruitment delays.

     The majority of our sales are currently denominated in U.S. dollars and to date our business has not been significantly affected by currency fluctuations or inflation. However, as we conduct business in several different countries, fluctuations in currency exchange rates could cause our products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation or fluctuations in currency exchange rates in these countries could increase our expenses.

     To date, we have not hedged against currency exchange risks. In the future, we may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in that event, may experience gains and losses due to currency fluctuations. Our operating results could be adversely affected by currency fluctuations or as a result of inflation in particular countries where material expenses are incurred.

     There has been a recent outbreak of severe acute respiratory syndrome, or SARS, in southern China and elsewhere in Southeast Asia. This outbreak is being investigated by the World Health Organization, among other health agencies. We are continuing to monitor the possible implications of the SARS outbreak but at this time it is difficult to quantify the potential impact on our business. For example, the SARS outbreak could result in quarantines or closures to our factories in Taiwan if our employees are infected with SARS and ongoing concerns regarding SARS, particularly its effect on travel, could negatively impact our China-based customers and our business and operating results.

We Depend On Third-Party Contract Manufacturers And Therefore Could Face Delays Harming Our Sales.

     We outsource the board-level assembly, test and quality control of material, components, subassemblies and systems relating to our networking products to third-party contract manufacturers. Though there are a large number of contract manufacturers that we can use for outsourcing, we have elected to use a limited number of vendors for a significant portion of our board assembly requirements in order to foster consistency in quality of the products and to achieve economies of scale. These independent third-party manufacturers also provide the same services to other companies. Risks associated with the use of independent manufacturers include unavailability of or delays in obtaining adequate supplies of products and reduced control of manufacturing quality and production costs. If our contract manufacturers failed to deliver needed components timely, we could face difficulty in obtaining adequate supplies of products from other sources in the near term. Our third party manufacturers may not provide us with adequate supplies of quality products on a timely basis, or at all. While we could outsource with other vendors, a change in vendors may require significant lead-time and may result in shipment delays and expenses. Our inability to obtain these products on a timely basis, the loss of a vendor or a change in the terms and conditions of the outsourcing would have a material adverse effect on our business, operating results and financial condition.

We May Lose Sales If Suppliers Of Other Critical Components Fail To Meet Our Needs.

     Our companies currently purchase several key components used in the manufacture of our products from single or limited sources. We depend on these sources to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We have no long-term or short-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays.

Our Inability To Achieve Adequate Production Yields For Certain Components We Manufacture Internally Could Result In A Loss Of Sales And Customers.

     We rely heavily on our own production capability for critical semiconductor lasers and light emitting diodes, or LEDs, used in our products. Because we manufacture these and other key components at our own facilities and these components are not readily available from other sources, any interruption of our manufacturing processes could have a material adverse effect on our operations. Furthermore, we have a limited number of employees dedicated to the operation and maintenance of our wafer fabrication equipment, the loss of any of whom could result in our inability to effectively operate and service this equipment. Wafer fabrication is sensitive to many factors, including variations and impurities in the raw materials, the fabrication process, performance of the manufacturing equipment, defects in the masks used to print circuits on the wafer and the level of contaminants in the manufacturing environment. We may not be able to maintain acceptable production yields or avoid product shipment delays. In the event adequate production yields are not achieved, resulting in product shipment delays, our business, operating results and financial condition could be materially adversely affected.

We May Be Harmed By Our Failure To Pursue Acquisitions And If We Do Pursue Acquisitions Harm Could Result.

     An important element of our strategy has been to review acquisition prospects that would complement our existing operations and products, augment our market coverage and distribution ability or enhance our technological capabilities. Since the end of 2000, we have not made any acquisitions of businesses or product lines and we have no plans to do so in the foreseeable future. The networking business is highly competitive and our failure to pursue future acquisitions could hamper our ability to enhance existing products and introduce new products on a timely basis. If we do choose to pursue acquisitions, they could have a material adverse effect on our business, financial condition and results of operations because of the following:

•	possible charges to operations for purchased technology and restructuring similar to those we incurred in connection with our acquisition of Xyplex in 1998;

•	potentially dilutive issuances of equity securities;

•	incurrence of debt and contingent liabilities;

•	incurrence of amortization expenses and impairment charges related to goodwill and other intangible assets and deferred stock expense similar to those arising with the acquisitions of Fiber Optic Communications, Optronics, Quantum Optech, Jolt and AstroTerra in 2000;

•	difficulties assimilating the acquired operations, technologies and products;

•	diversion of management’s attention to other business concerns;

•	risks of entering markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired organizations; and

•	difficulties in honoring commitments made to customers by management of the acquired entity prior to the acquisition.

     We can give no assurance as to whether we can successfully integrate the companies, products, technologies or personnel of any business that we might acquire in the future.

If We Fail To Adequately Protect Our Intellectual Property, We May Not Be Able To Compete.

     We rely on a combination of trade secret laws and restrictions on disclosure copyrights and trademarks to protect our intellectual property rights. Other parties may independently develop similar or competing technology. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Any of this kind of litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any of this kind of litigation could seriously harm our business.

We Are Currently, And Could In The Future Become, Subject To Litigation Regarding Intellectual Property Rights, Which Could Be Costly And Subject Us To Significant Liability.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functioning of products overlaps. In this regard:

•	In March 1999, we received a written notice from Lemelson Foundation Partnership in which Lemelson claimed to have patent rights in our vision and automatic identification operations, which are widely used in the manufacture of electronic assemblies.

•	In April 1999, we received a written notice from Rockwell Automation Technologies Corporation in which Rockwell claimed to have patent rights in certain technology related to our metal organic chemical vapor deposition, or MOCVD, processes and this claim initially resulted in litigation, which has since been dismissed pending the results of litigation not directly involving us.

•	In October 1999, we received written notice from Lucent Technologies, Inc. in which Lucent claimed we have violated certain of Lucent’s patents falling into the general category of communications technology, with a focus on networking functionality.

•	In October 1999, we received a written notice from Ortel Corporation, which has since been acquired by Lucent, in which Ortel claimed to have patent rights in certain technology related to our photodiode module products. In January 2001, we were advised that Lucent had assigned certain of its rights and claims to Agere Systems, Inc., including the claim made on the Ortel patent. To date, we have not been contacted by Agere regarding this patent claim. In July 2000, we received written notice from Nortel Networks, which claimed we violated Nortel’s patent relating to technology associated with local area networks.

•	In May 2001, we received written notice from IBM, which claims that several of our optical components and Internet infrastructure products make use of inventions covered by certain patents claimed by IBM. We are evaluating the patents noted in the letters.

     Aggregate revenues potentially subject to the foregoing claims amounted to approximately 20%, 28% and 30% of our revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Others’ patents, including Lemelson’s, Rockwell’s, Lucent’s, Agere’s, Nortel’s and IBM’s, may be determined to be valid, or some of our products may ultimately be determined to infringe the Lemelson, Rockwell, Lucent, Agere, Nortel or IBM patents, or those of other companies.

     As is the case with Rockwell, Lemelson, Lucent, Agere, Nortel or IBM, other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, including Lemelson, Rockwell, Lucent, Ortel, Nortel or IBM, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

In The Future, We May Initiate Claims Or Litigation Against Third Parties For Infringement Of Our Proprietary Rights To Protect These Rights Or To Determine The Scope And Validity Of Our Proprietary Rights Or The Proprietary Rights Of Competitors. These Claims Could Result In Costly Litigation And The Diversion Of Our Technical And Management Personnel.

     Necessary licenses of third-party technology may not be available to us or may be very expensive, which could adversely affect our ability to manufacture and sell our products. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

We Are Dependent On Certain Members Of Our Senior Management.

     We are substantially dependent upon Dr. Shlomo Margalit, our Chairman of the Board of Directors and Chief Technical Officer, and Mr. Noam Lotan, our President and Chief Executive Officer. The loss of the services of either of these officers could have a material adverse effect on us. We have entered into employment agreements with Dr. Margalit and Mr. Lotan and are the beneficiary of key man life insurance policies in the amounts of $1.0 million each on their lives. However, we can give no assurance that the proceeds from these policies will be sufficient to compensate us in the event of the death of either of these individuals, and the policies are not applicable in the event that either of them becomes disabled or is otherwise unable to render services to us.

Our Business Requires Us To Attract And Retain Qualified Personnel.

     Our ability to develop, manufacture and market our products, run our operations and our ability to compete with our current and future competitors depends, and will depend, in large part, on our ability to attract and retain qualified personnel. Competition for executives and qualified personnel in the networking and fiber optics industries is intense, and we will be required to compete for those personnel with companies having substantially greater financial and other resources than we do. To attract executives, we have had to enter into compensation arrangements, which have resulted in substantial deferred stock expense and adversely affected our results of operations. We may enter into similar arrangements in the future to attract qualified executives. If we should be unable to attract and retain qualified personnel, our business could be materially adversely affected.

Environmental Regulations Applicable To Our Manufacturing Operations Could Limit Our Ability To Expand Or Subject Us To Substantial Costs.

     We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Further, we are subject to other safety, labeling and training regulations as required by local, state and federal law. Any failure by us to comply with present and future regulations could subject us to future liabilities or the suspension of production. In addition, these kinds of regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities.

Our Headquarters Are Located In Southern California, And Certain Of Our Manufacturing Facilities Are Located In Southern California And Taiwan, Where Disasters May Occur That Could Disrupt Our Operations And Harm Our Business

     Our corporate headquarters are located in the San Fernando Valley of Southern California and some of our manufacturing facilities are located in Southern California and Taiwan. Historically, these regions has been vulnerable to natural disasters and other risks, such as earthquakes, fires and floods, which at times have disrupted the local economies and posed physical risks to our property.

     In addition, terrorist acts or acts of war targeted at the United States, and specifically Southern California, could cause damage or disruption to us, our employees, facilities, partners, suppliers, distributors and resellers, and customers, which could have a material adverse effect on our operations and financial results.

If We Fail To Accurately Forecast Component And Material Requirements For Our Manufacturing Facilities, We Could Incur Additional Costs Or Experience Manufacturing Delays.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. For substantial increases in production levels, some suppliers may need nine months or more lead-time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales.

     Softness in demand and pricing in the communications market have necessitated a review of our inventory, facilities and headcount. As a result, we recorded in the year ended December 31, 2001 one-time charges to write down inventory to realizable value and inventory purchase commitments of approximately $35.4 million. We did not recognize similar charges for the year ended December 31, 2002.

Legislative Actions, Higher Insurance Costs and Potential New Accounting Pronouncements are Likely to Impact Our Future Financial Position and Results of Operations.

     There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may be potential new accounting pronouncements or regulatory rulings, which will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes and proposed legislative initiatives are likely to increase general and administrative costs. In addition, insurers are likely to increase rates as a result of high claims rates over the past year and our rates for our various insurance policies are likely to increase. Further, proposed initiatives could result in changes in accounting rules, including legislative and other proposals to account for employee stock options as an expense. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

We Are At Risk Of Securities Class Action Or Other Litigation That Could Result In Substantial Costs And Divert Management’s Attention And Resources.

     In the past, securities class action litigation has been brought against a company following periods of volatility in the market price of its securities. Due to the volatility and potential volatility of our stock price or the volatility of Luminent’s stock price following its initial public offering, we may be the target of securities litigation in the future. Additionally, while Luminent and we informed investors that we were under no obligation to, and might not, make the distribution to our stockholders of our Luminent common stock and that we could and might eliminate public ownership of Luminent through a short-form merger with us, our decisions in 2001 to abandon our distribution of Luminent’s common stock to our stockholders or to eliminate public ownership of Luminent’s common stock through the merger of Luminent into one of our wholly-owned subsidiaries may result in securities or other litigation. Securities or other litigation could result in substantial costs and divert management’s attention and resources.

If The Price Of Our Common Stock Again Trades Below $1.00 Per Share For A Prolonged Period, Our Common Stock May Be Delisted From Nasdaq

     Nasdaq has established certain standards for the continued listing of a security on its National Market and its SmallCap Market. The standards for continued listing on either market require, among other things, that the minimum bid price for the listed common stock be at least $1.00 per share. A deficiency in the bid price maintenance standard will be deemed to exist if the issuer fails the minimum bid-price requirement for 30 consecutive trading days, within a 90-day cure period, with respect to the Nasdaq National Market, and a 180-day cure period with respect to the Nasdaq SmallCap Market (which may be extended by an additional 180 days if the issuer meets certain specified criteria at the end of the initial 180-day period).

     From September 19, 2002 to October 25, 2002, a period of 27 consecutive trading days, our common stock traded at less than $1.00 per share and thus we just avoided receiving notice from the Nasdaq Stock Market, Inc. of a failure to comply with the $1.00 minimum bid price per share requirement. While the price per share of our common stock has recently exceeded the $1.00 per share minimum bid requirement, because of current economic or market conditions or other factors the price of our common stock may again fall below $1.00 per share. If that deficiency were sustained for a prolonged period, it could result in our common stock being delisted from the Nasdaq Stock Market. In that event, public trading, if any, in our common stock would be limited to the over-the-counter markets in the so-called “pink sheets” or the NASD’s OTC Electronic Bulletin Board. Consequently, the liquidity of our common stock could be impaired and the ability of holders to sell our stock could be adversely affected as would our ability to raise additional capital.

It Is An Event Of Default Under Our Notes If Our Common Stock Were Delisted From The Nasdaq Stock Market. Further, If The Nasdaq Stock Market Delisted Our Common Stock We Could Become Subject To The SEC’s Penny Stock Rules. In That Event, Because Of The Burden Placed On Broker-Dealers To Comply With The Rules Applicable To Penny Stocks, Investors May Have Difficulty Selling Our Common Stock In The Open Market.

     We would be in default under our Notes, if our common stock is delisted from the Nasdaq Stock Market. In that case, each holder of Notes has the right to require us to repay the outstanding principal amount of the Notes, plus accrued and unpaid interest.

     Moreover, if the Nasdaq Stock Market delisted our common stock, our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934. This rule imposes additional sales practice requirements on broker-dealers who sell so-called “penny” stocks to persons other than established customers and “accredited investors.” Subject to some exceptions, the SEC’s regulations define a “penny stock” to be any non-Nasdaq or non-exchange listed equity security that has a market price of less than $5.00 per share. Generally, accredited investors are individuals with a net worth more than $1,000,000 or annual incomes exceeding $200,000 (or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must, among other requirements, make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction before sale. Consequently, the rule may adversely affect the interest or ability of broker-dealers in selling our shares in the secondary market and this in turn could adversely affect both the market liquidity for our common stock and the ability of holders to sell our stock.

Delaware Law And Our Ability To Issue Preferred Stock May Have Anti-Takeover Effects That Could Prevent A Change In Control, Which May Cause Our Stock Price To Decline.

     We are authorized to issue up to 1,000,000 shares of preferred stock. This preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by stockholders. The terms of any series of preferred stock may include voting rights (including the right to vote as a series on particular matters), preferences as to dividend, liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding. The issuance of any preferred stock could materially adversely affect the rights of the holders of our common stock, and therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell our assets to, a third party and thereby preserve control by the present management. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in the manner prescribed under Section 203. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

USE OF PROCEEDS

     We will not receive any proceeds from the sales of shares of common stock by the selling stockholders. However, because the holders of the Notes will need to convert the Notes in order to sell the underlying shares of common stock, our principal indebtedness on the Notes to the selling stockholders will be reduced by the amount of $2.32 per share (as adjusted for stock splits, stock dividends and similar events) for each share of our common stock obtained by the selling stockholders upon conversion.

DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock since our inception. We currently intend to retain all of our earnings, if any, for use in the operation and expansion of our businesses and do not intend to pay any cash dividends to stockholders in the foreseeable future. Further, provisions of our Notes prohibit payment of cash dividends while the Notes are outstanding.

PRICE RANGE OF COMMON STOCK

     Our common stock is traded in the over-the-counter market and has been included in the Nasdaq National Market since February 28, 1994 under the symbol “MRVC.” The following table sets forth the high and low closing sale prices of our common stock for the periods indicated as reported by the Nasdaq National Market.

	High	Low

Fiscal Year Ended December 31, 2003
First Quarter	$1.48	$1.05
Second Quarter (through June 13, 2003)	2.62	1.09
Fiscal Year Ended December 31, 2002
First Quarter	$5.08	$2.51
Second Quarter	2.89	1.03
Third Quarter	1.75	0.81
Fourth Quarter	1.78	0.65
Fiscal Year Ended December 31, 2001
First Quarter	$21.38	$6.22
Second Quarter	12.90	5.38
Third Quarter	8.79	2.43
Fourth Quarter	5.75	2.76

     As of June 3, 2003, there were 104,323,649 shares of our common stock outstanding and on June 6, 2003 we had 3,350 stockholders of record, as indicated on the records of our transfer agent.

     On June 13, 2003, the last reported sales price of our common stock was $2.53 per share as reported by the Nasdaq National Market.

SELLING STOCKHOLDERS

     The shares of common stock being offered by the selling stockholders are issuable upon conversion of the Notes. We are registering the shares in order to permit the selling stockholders to offer the shares of common stock for resale from time to time. The term “selling stockholders” also includes any transferees, pledgees, donees, or other successors in interest to any of the selling stockholders named in the table below.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of the common stock by the selling stockholders. The second column lists the number of shares of common stock held, plus the number of shares of common stock, based on its ownership of the Notes, that would have been issuable to the selling stockholders as of June 16, 2003 assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions or exercise. The third column lists the shares of common stock being offered by this prospectus by the selling stockholders. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

     Under the terms of the Notes, the selling stockholders may not convert the Notes to the extent such conversion would cause the selling stockholder, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.99% of our then outstanding common stock, excluding for purposes of such determination shares of common stock issuable upon conversion of the Notes which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Percent of
	Number of shares	Number of shares being	outstanding shares
	beneficially owned	offered by the	upon completion of
Name of Selling stockholders	prior to this offering	selling stockholders	this offering

Deutsche Bank AG London Branch	9,913,793	9,913,793	—

     The information concerning the selling stockholders may change from time to time and will be set forth in supplements to this prospectus as required.

     We are paying all expenses incident to the registration of the offer and sale of the shares of common stock to the public pursuant to this prospectus other than selling commissions and fees or legal fees of the selling stockholder in excess of $10,000.

     During the period from April 3, 2003 to May 16, 2003, we issued an aggregate of 4.2 million shares of our common stock to Deutsche Bank AG, London Branch in exchange for an aggregate of $5.9 million principal amount of our outstanding 5% convertible subordinated notes that we issued in 1998. In addition, Deutsche Bank AG, London Branch held approximately $2.2 million principal amount of our 5% convertible subordinated notes due June 15, 2003 that we redeemed at maturity. See “About MRV – Recent Developments” for a description of the private placement of $23 million principal amount of Notes that we sold to Deutsche Bank, AG London Branch in June 2003. Except as described above, none the selling stockholders has had any material relationship with us during the past three years.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock issuable upon conversion of the Notes to permit the resale of the shares of common stock by the holders of the Notes from time to time after the date of this prospectus, or required by the registration rights agreement with the selling stockholders. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

     The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1)	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2)	in the over-the-counter market,

(3)	in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4)	through the writing of options, whether such options are listed on an options exchange or otherwise, or

(5)	through the settlement of short sales.

     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short, and they may deliver shares of common stock covered by this prospectus to close out short positions if the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

     The selling stockholders may pledge or grant a security interest in some or all of the Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to the prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of the prospectus.

     The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement of which this prospectus forms a part.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement estimated to be $45,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any and any legal fees of the selling stockholder in excess of $10,000. In connection with sales made pursuant to this prospectus, we will indemnify the selling stockholders against liabilities, including liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholders will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the registration rights agreement or we will be entitled to contribution.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

     The legality of the common stock offered hereby has been passed upon for MRV by Kirkpatrick & Lockhart LLP, Los Angeles, California.

EXPERTS

     The financial statements of MRV Communications, Inc. appearing in MRV Communications, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of MRV Communications, Inc. for the years ended December 31, 2001 and December 31, 2000, incorporated in this prospectus by reference to the Annual Report on Form 10-K of MRV Communications, Inc. for the year ended December 31, 2002 have been so incorporated in reliance on the report of Arthur Andersen LLP, independent accountants. On June 18, 2002, we filed with the SEC a Current Report on Form 8-K indicating that we had terminated Arthur Andersen LLP as our independent auditor and engaged Ernst & Young LLP as our independent auditor. After reasonable efforts, we are unable to obtain Arthur Andersen LLP’s consent to the incorporation by reference of their audit reports for the financial statements and schedules from our fiscal years ended December 31, 2001 and December 31, 2000. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 28, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003;

•	Our Current Reports on Form 8-K filed since December 31, 2002 as follows: on April 30, 2003, on June 3, 2003 and on June 5, 2003; and

•	The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on June 8, 1992, as amended by its Form 8-A/A filed with the SEC on February 24, 1994, including any amendment or report filed for the purpose of updating such description.

     All reports and other documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing of such reports and documents. This prospectus also incorporates by reference any documents that we file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings, at no cost, by writing our Investor Relations Department us at the following address: MRV Communications, Inc., 20415 Nordhoff Street, Chatsworth, California 91311, or by fax at (818) 773-0906 or by telephone at (818) 773-0900. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. MRV has not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state that does not permit the offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby, other than underwriting commissions and discounts, all of which are estimated except for the SEC filing fees.

Item	Amount

SEC registration fee	$1,833
Printing and engraving expenses	5,000
Legal fees and expenses (including fees of selling stockholders’ counsel)	25,000
Accounting fees and expenses	10,000
Miscellaneous expenses	3,167

Total	$45,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article 8 of the Registrant’s Certificate of Incorporation and Article IX of the Registrant’s Bylaws provide for indemnification of the Registrant’s directors, officers, employees, and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and executive officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law.

The selling stockholder has agreed to indemnify the Company against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16. Exhibits

4.1	Form of Common Stock certificate (incorporated by reference to Exhibit 4.5 of the Registrant’s Registration Statement of Form S-3 (file no. 333-64017).
4.2	Securities Purchase Agreement dated as of June 1, 2003 between MRV Communications, Inc. and Deutsche Bank AG, London Branch, with form of Convertible Note attached as Exhibit A thereto (incorporated by reference to Exhibit 4.1 of registrant’s Current Report on Form 8-K filed June 3, 2003).
4.3	Amendment #1 to Convertible Note dated as of June 13, 2003.
4.4	Registration Rights Agreement dated as of June 1, 2003 (incorporated by reference to Exhibit 4.1 of registrant’s Current Report on Form 8-K filed June 3, 2003).
5.1	Opinion of Kirkpatrick & Lockhart LLP as to the validity of the securities being registered
23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Notice Regarding Consent of Arthur Andersen LLP.
23.3	Consent of Kirkpatrick & Lockhart LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (contained on Signature page).

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (b) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

          (c) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

provided, however, that the undertakings set forth in paragraph (a) and (b) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective. For the purpose of determining any liability under the Securities Act of 1933, each post-effective that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California, on the 16th day of June, 2003.

MRV COMMUNICATIONS, INC.

By:
/s/ Noam Lotan
Noam Lotan, President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes an appoints Noam Lotan and Shlomo Margalit, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (1) any and all amendments (including post-effective amendments) to this Registration Statement and (2) any registration statement or post-effective amendment thereto to be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Names	Title	Date

/s/ Noam Lotan Noam Lotan	President, Chief Executive Officer (Principal Executive Officer), and a Director	June 16, 2003

/s/ Shlomo Margalit Shlomo Margalit	Chairman of the Board, Chief Technical Officer, Secretary, and a Director	June 16, 2003

/s/ Shay Gonen Shay Gonen	Chief Financial Officer (Principal Financial and Accounting Officer)	June 16, 2003

/s/ Igal Shidlovsky Igal Shidlovsky	Director	June 16, 2003

/s/ Guenter Jaensch Guenter Jaensch	Director	June 16, 2003

/s/ Daniel Tsui Daniel Tsui	Director	June 16, 2003

/s/ Baruch Fisher Baruch Fischer	Director	June 16, 2003